UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ______)*

Invisa, Inc.
_______________________________________________________________________________
(Name of Issuer)
Common $0.001 par value
_______________________________________________________________________________
(Title of Class of Securities)
89106 3109
_______________________________________________________________________________
(CUSIP Number)
Sam Duffey 4400 Independence Court, Sarasota, FL 34234
_______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 13, 2003
_______________________________________________________________________________
(Date of Even which Requires Filing this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act
(however, see the Notes).









Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC1746(11-02) 891063109
CUSIP No.  .......................

1.	Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons
	  (entities only).
G.M. Capital Partners, Ltd.
 ..............................................

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)    .........................................

       (b)    .........................................

3.     SEC Use Only   .................................

4.     Source of (See Instructions)    WC
       ....................................
5.     Check if Disclosure of Legal Proceedings Is Required
	 Pursuant to Items 2(d) or 2(e).....

6.     Citizenship of Place of Organization
		British Virgin Islands
		.....................

Number of shares beneficially owned by
each reporting persons wtih
7.      Sole Voting Power
1,031,000...........
8.      Shared Voting Power
			.............
9.      Sole Dispositive Power 1,031,000
	 		.............
10.     Shared Dispositive Power
	       		.............

11.   Aggregate Amount Beneficially Owned by Each
	Reporting Person ............. 1,031,000

12.   Check if the Aggregate Amount in Row
	(11) Excludes
	Certain Shares (See Instructions).......
13.   Percent of Class Represented by Amount in Row
			6.1%
(11)...................




14.	Type of Reporting Person (See Instructions)
	....................................	....................................
	....................................
	....................................
	....................................



















































Item 7.  Material to Be Filed as Exhibits

	The following shall be filed as exhibits:
copies of written agreements relating to the filing of joint acquisition statements as required by 240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans of proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3;
(2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 13, 2003
________________________________________________
Date
/s/ J.A. Michie
________________________________________________
Signature
J.A. Michie, Managing Director
________________________________________________
Name/Title


	The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may by incorporated by reference.
 The name and any title of each person
who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations ( See 18 U.S.C. 1001)